April 23, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”)
Form 10-Q for Quarter Ended September 30, 2008 (the “Form 10-Q”)
File Number: 001-09828

Dear Mr. Rosenberg:

This letter is in further response to the staff’s comment letter dated November 25, 2008 regarding the Form 10-K and the Form 10-Q. On April 15, 2009, Ms. Ino requested by telephone that we clarify our response to original comment No. 5.

We provide the following supplemental information:

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 32 of the Form 10-Q for Quarter ended September 30, 2008 the Company stated, “The decrease of $1,415,000 in the third quarter of 2008 from the third quarter of 2007 and of $5,121,000 in the first nine months of 2008 from the first nine months of 2007 was primarily due to decreases in marketing and underwriting expenses and the reversal of the premium deficiency for expected underwriting losses on the South Central business that was recorded in 2007.” Based on the staff’s comments, it appears that the description we used created doubt whether the accounting we used was appropriate. The Company meant to convey that, in assessing the expected claim costs and claim adjustement expenses in 2008, we concluded that no premium deficiency existed as of September 30 and, accordingly, we amortized the previous premium deficiency charge during the first nine months of 2008.

In our response dated January 23, 2009 to the staff’s comment letter, the Company stated, “The premium deficiency is a “contra asset” that is recorded against the deferred policy acquisition costs (asset).”. The Company amends that part of the response by deleting “a contra asset that is”; as revised, that sentence would read “The premium deficiency is recorded against the deferred policy acquisition costs (asset).”

Mr. Jim B. Rosenberg

Securities and Exchange Commission

April 23, 2009

The accounting entries for these events that were made in 2007 and 2008 were as follows:

	Debit	Credit
2007
Policy acquisition costs (income statement)	$623,000
Deferred policy acquisition costs (balance sheet)		$623,000
To recognize a premium deficiency in 2007.

2008
Deferred policy acquisition costs (balance sheet)	$623,000
Policy acquisition costs (income statement)		$623,000
To amortize the premium deficiency in 2008 that had been recognized in 2007.

* * * * *

If you need additional information, please contact the undersigned.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)